SECURIT[illegible] [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDO CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO INTERNATIONAL PLACE, FOURTH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BOB SNAPE 617 - 239 4177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

28411 NORTHWESTERN HWY, SUITE 800 (Address) SOUTHFIELD (City) MI (State) 48034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BOB SNAPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDO CAPITAL ADVISORS, LLC, as of JUNE 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

7-23-15

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Capital Advisors, LLC

Boston, Massachusetts

Financial Statements and
Supporting Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

and

Report of Independent Registered
Public Accounting Firm

For the years ended
June 30, 2015 and 2014

Table of Contents

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of BDO Capital Advisors, LLC (a Delaware Limited Liability Company), which comprise the statements of financial condition as of June 30, 2015 and 2014 and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BDO Capital Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BDO Capital Advisors, LLC as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of BDO Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BDO Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP, PC

Southfield, Michigan
August 5, 2015

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2015 and 2014

ASSETS

	2015	2014
ASSETS		
Cash and cash equivalents	$ 3,424,805	$ 1,442,609
Accounts receivable, net of allowance for doubtful accounts of $25,000	298,295	931,564
Prepaid expenses	76,432	36,350
Due from related parties	14,916	1,935
Work in progress, net of valuation allowance of $(2,450) in 2015 and $954 in 2014	16,167	43,019
TOTAL ASSETS	$ 3,830,615	$ 2,455,477

LIABILITIES AND MEMBER'S EQUITY

	2015	2014
LIABILITIES		
Accounts payable	$ 13,447	$ 6,477
Accrued compensation	2,844,740	357,698
Accrued liabilities	111,505	22,982
Due to related parties	4,279	798,106
Total liabilities	2,973,971	1,185,263
MEMBER'S EQUITY	856,644	1,270,214
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,830,615	$ 2,455,477

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2015 and 2014

	2015	2014
REVENUES:		
Management and investment advisory fees	$ 9,501,707	$ 3,401,064
OPERATING EXPENSES:		
Employee compensation and benefits	5,154,159	2,137,961
Communications	13,205	13,711
Professional fees	156,061	119,126
Occupancy and equipment rental	211,597	299,720
Travel and entertainment	186,008	187,877
General and administrative	444,874	575,716
Total operating expenses	6,165,904	3,334,111
OPERATING INCOME	3,335,803	66,953
OTHER INCOME:		
Interest income, net of interest expense	627	24
NET INCOME	$ 3,336,430	$ 66,977

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended June 30, 2015 and 2014

Balance at June 30, 2013	$ 953,237
Increase in member's equity in lieu of payment of related party payable	250,000
Net income	66,977
Balance at June 30, 2014	1,270,214
Capital distributions	(3,750,000)
Net income	3,336,430
Balance at June 30, 2015	$ 856,644

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,336,430	$ 66,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Change in valuation allowance for work in process	(3,404)	(5,849)
Changes in operating assets and liabilities:		
Accounts receivable	633,269	(919,977)
Work in progress	30,256	(8,924)
Prepaid expenses	(40,082)	432
Accounts payable	6,970	(6,034)
Accrued liabilities	2,575,565	(452,219)
Net cash provided by (used in) operating activities	6,539,004	(1,325,594)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in due (to) from related parties - net	(806,808)	321,508
Member's capital distributions	(3,750,000)	-
Net cash (used in) provided by financing activities	(4,556,808)	321,508
NET INCREASE (DECREASE) IN CASH	1,982,196	(1,004,086)
CASH, BEGINNING OF YEAR	1,442,609	2,446,695
CASH, END OF YEAR	$ 3,424,805	$ 1,442,609
NON-CASH FINANCING ACTIVITIES:		
Increase in member's equity in lieu of payment of related party payable	$ 0	$ 250,000

See accompanying notes to financial statements.

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in New York, New York; Boston, Massachusetts; Los Angeles, California and Chicago, Illinois. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Cash and Cash Equivalents

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $3,100,807 and $900,249 at June 30, 2015 and 2014, respectively.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2009.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the years ended June 30, 2015 and 2014, the Company did not have any accrued interest or penalties relating to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $20,936 and $13,493 for the years ended June 30, 2015 and 2014, respectively.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $66,892 and $45,309 for the years ended June 30, 2015 and 2014, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2016. The total amount paid to the member was $207,693 and $295,714 for the years ended June 30, 2015 and 2014, respectively. Balances due from (owed to) the member were $12,981 and ($150,611) for the years ended June 30, 2015 and 2014, respectively.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end is $10,637 and ($796,171) at June 30, 2015 and 2014, respectively. Total net expenses paid (reimbursed) for the years ended June 30, 2015 and 2014 were $165,282 and $197,692, respectively.

NOTE 4 - Related Parties – (Continued)

During the years ended June 30, 2015, no payables were forgiven and converted to members capital. During the year ended June 30, 2014, payables due to a related party totaling $250,000, were forgiven and converted to member capital.

During the year ended June 30, 2015, distributions paid to the sole member were $3,750,000. During the year ended June 30, 2014, no distributions were paid to the sole member.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2015 and 2014 that exceeded the FDIC insured amounts by approximately $73,999 and $292,360, respectively.

Major Customers

For the year ended June 30, 2015, the Company derived approximately 90% of its revenue from six clients. There were no amounts due from these clients as of June 30, 2015.

For the year ended June 30, 2014, the Company derived approximately 76% of its revenue from three clients. Approximately 96% of its accounts receivable were due from these clients as of June 30, 2014.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2015, the Company had net capital of $388,819, which was $190,554 in excess of its required net capital of $198,265. At June 30, 2015, the Company's ratio of aggregate indebtedness to net capital was 7.6 to 1.

There are no differences between the Computation of Net Capital as reported in the June 30, 2015 Focus Report and the amount reported in the audited financial statements.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 1, 2015, the date the financial statements were available to be issued.

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2015

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2015

1. Total ownership equity from Statement of Financial Condition			$ 856,644	{3840}
2. Deduct ownership equity not allowable for Net Capital				{3890}
3. Total ownership equity qualified for Net Capital			856,644	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				{3720}
B. Other (deductions) or allowable credits (list)				{3525}
5. Total capital and allowable subordinated liabilities			856,644	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	405,809	{3540}		
B. Secured demand note deficiency		{3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges		{3600}		
D. Other deductions and/or charges		{3610}	(405,809)	{3620}
7. Other additions and/or allowable credits (list)				{3630}
8. Net capital before haircuts on securities positions			450,835	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))				
A. Contractual securities commitments		{3660}		
B. Subordinated securities borrowings		{3670}		
C. Trading and investment securities:				
1. Exempted securities		{3735}		
2. Debt securities		{3733}		
3. Options		{3730}		
4. Other securities	62,016	{3734}		
D. Undue concentrations		{3650}		
E. Other (list)		{3736}	(62,016)	{3740}
10. Net Capital			$ 388,819	{3750}

Non-allowable assets include:	
Accounts receivable, net	$ 329,378
Prepaid expenses	76,431
Total non-allowable assets	$ 405,809

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2015

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2015

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 198,265	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			198,265	{3760}
14. Excess net capital (line 10 less line 13)			190,554	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			91,422	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 2,973,971	{3790}
17. Add:				
A. Drafts for immediate credit demand note deficiency		{3800}		
B. Market value of securities borrowed for which no equivalent Value is paid or credited		{3810}		
C. Other unrecorded amounts (list)		{3820}		{3630}
18. Total aggregate indebtedness			$ 2,973,971	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			765%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)			0%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are not differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2015

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)	______	{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X	{4560}
C. (k)(2)(ii) - All customer transaction cleared through another broker-dealer on a Fully disclosed basis	______	{4570}
D. (k)(3) - Exempted by order of the Commission (include copy of letter)	______	{4580}

BDO CAPITAL ADVISORS, LLC
SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
June 30, 2015

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2015

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

BDO CAPITAL ADVISORS, LLC
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQURIEMENTS UNDER RULE 15c3-3 (EXEMPTION)
June 30, 2015

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2015

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying BDO Capital Advisors, LLC Exemption Report, in which (1) BDO Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDO Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemptive provisions") and (2) BDO Capital Advisors, LLC stated that BDO Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BDO Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDO Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP, PC

Southfield, Michigan
August 5, 2015

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

BDO CAPITAL ADVISORS, LLC

EXEMPTION REPORT
June 30, 2015

BDO Capital Advisors, LLC, to the best knowledge and belief of BDO Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained. The Company met the exemption provision in paragraph (k) of Rule 15c3-3 through June 30, 2015 without exception.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Members
BDO Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by BDO Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BDO Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. BDO Capital Advisors, LLC's management is responsible for the BDO Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and on the bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

MRPR GROUP, PC

Southfield, Michigan
August 5, 2015